SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2012

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from __________ to ____________

Commission File No. 001-15185

FIRST HORIZON NATIONAL CORPORATION SAVINGS PLAN

(Full Title of Plan)

FIRST HORIZON NATIONAL CORPORATION

(Issuer of Securities Held Pursuant to Plan)

165 MADISON AVENUE

MEMPHIS, TENNESSEE 38103

(Address of Principal Executive Office of Issuer and of Plan)

first horizon national corporation savings plan

Financial Statements and Supplemental Schedule

December 31, 2012 and 2011

(With Report of Independent Registered Public Accounting Firm Thereon)

first horizon national corporation savings Plan

Note:	All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because there is nothing to report.

Report of Independent Registered Public Accounting Firm

To the Pension, Savings and Flexible Compensation Committee

First Horizon National Corporation Savings Plan

Memphis, Tennessee

We have audited the accompanying statements of net assets available for benefits of the First Horizon National Corporation Savings Plan (the "Plan") as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. Supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year), as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Mayer Hoffman McCann P.C.

Memphis, Tennessee

June 26, 2013

1

FIRST HORIZON NATIONAL CORPORATION SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

	2012	2011
Assets:
Investments - at fair value: (Notes 2, 8 and 10)
First Horizon National Corporation, common stock fund	$103,828,076	$91,504,126
Mutual funds	131,087,908	122,955,382
Money market funds	22,833,229	21,537,541
Stable value fund (common/collective trust)	25,761,922	26,858,242
Common/collective trust funds	71,057,718	58,934,550
Segregated participant investments	1,242,010	1,340,938
Self-directed brokerage account	5,912,113	2,005,317
Total investments - at fair value	361,722,976	325,136,096

Cash - Brokerage Window	179,416	5,039

Receivables:
Employer contributions	1,912,739	1,873,202
Interest	—	1,391
Notes receivable from participants	7,672,867	7,765,353
Due from broker	123,337	15,675
Due from broker - brokerage window adjustments	44,952	—
Interest and dividends - brokerage window	5,364	2,361
Total receivables	9,759,259	9,657,982
Total assets	371,661,651	334,799,117

Liabilities:
Expense accrual	452,225	279,153
Due to broker	772,651	864,880
Due to broker - brokerage window	220,739	38,646
Total liabilities	1,445,615	1,182,679
Net assets available for benefits, at fair value	370,216,036	333,616,438

Adjustment to contract value from fair value for interest in common/collective trust relating to fully benefit-responsive investment contracts	(1,035,704)	(885,508)
Net Assets Available for Benefits	$369,180,332	$332,730,930

See accompanying notes to financial statements.

2

FIRST HORIZON NATIONAL CORPORATION SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2012

2012
Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in investments (See note 8)	$41,486,609
Interest and dividend income	5,564,259
Total investment income	47,050,868

Interest income on notes receivable from participants	250,814

Contributions:
Participants	18,110,056
Employer	9,939,001
Rollovers	348,448
Total contributions	28,397,505
Total additions	75,699,187
Deductions:
Deductions from net assets attributed to:
Benefits paid to participants or beneficiaries	38,541,545
Administrative expenses	708,240
Total deductions	39,249,785

Net increase	36,449,402
Net assets available for benefits:
Beginning of year	332,730,930
End of year	$369,180,332

See accompanying notes to financial statements.

3

First horizon National corporation savings plan

Notes to Financial Statements

December 31, 2012 and 2011

(1)	Plan Description

The following description of First Horizon National Corporation Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution retirement savings plan established April 23, 1978, for qualified employees of First Horizon National Corporation and certain affiliates (the Company or Plan Sponsor) to provide a savings plan for those employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Since inception, the Plan agreement has been amended periodically to conform with provisions of ERISA and other laws and regulations. The Plan is administered by the Pension, Savings and Flexible Compensation Committee of the Company. Wilmington Trust serves as trustee of the Plan. Pursuant to the Plan document, certain retirees are allowed to segregate and direct their accounts into investments outside the investment options available to active participants and defer payment of benefits. These segregated accounts are presented in a single line item in the financial statements and are trusteed by First Tennessee Bank National Association (FTBNA), the Company’s primary affiliate. Hewitt Associates (now Aon Hewitt) is the recordkeeper of the Plan.

Effective April 1, 2011, two new funds were added to the Plan. Lord Abbett Developing Growth Fund (LADYX) replaced the Copper Rock Emerging Growth Fund (OMIRX) and Thornburg International Value Fund (TIVRX) replaced the Harbor International Equity Fund (HAINX). Any funds remaining in the two funds being eliminated were mapped to the fund replacing them respectively.

Effective July 1, 2011, a Self-Directed Brokerage Account (SDBA) was offered within the Plan.

Effective October 1, 2012, the plan replaced the Royce Premier Fund (RYPRX) with Royce Premier Fund Institutional Class Shares (RPFIX). Any funds remaining in the fund being eliminated were mapped to the replacement fund.

(a)	Contributions

Under the terms of the Plan, full-time employees are eligible to participate in the Plan immediately. Part-time employees are eligible to participate upon completion of twelve months of service in which they have worked 1,000 hours or more. A participant may authorize payroll deductions from 1% to 60% of eligible pay (subject to certain legal limitations) as contributions, to be invested as authorized by the participant. The Plan allows participants to make Pre-tax and Roth contributions (from 1% to 50% of eligible pay) and other after-tax contributions (from 1% to 10% of eligible pay). Participants may also rollover amounts representing distributions from other defined benefit and/or defined contribution plans. Participants direct their contributions into various investment options offered by the Plan and may elect to change their investment authorizations at any time.

Effective January 1, 2011, the Plan provided a 1% automatic enrollment feature.

4

First horizon National corporation savings plan

Notes to Financial Statements

December 31, 2012 and 2011

(1)	Plan Description (continued)

The Company makes three types of contributions on behalf of participants to the Plan.

Company matching contributions - After one year of service all participants are eligible for matching contributions. All participants receive 50% of the first 1% to 6% of participant pre-tax and Roth 401(k) contributions and are invested in the First Horizon National Corporation Stock Fund (ESOP). These contributions may be redirected into the other investment options within the plan. These contributions are 100% vested at all times.

Company savings contributions – The Company provides Flexible Dollars to employees to spend on benefits or to deposit into the Plan. Participants’ Flexible Dollars deposited into the Plan are identified as Company savings contributions and are not eligible for matching contributions. These contributions are 100% vested at all times.

The Company may also make Employer Non Elective Contributions (ENEC) for employees who are not participants in the First Horizon Pension Plan. ENEC contributions, which are based upon Company performance from the previous year, are determined annually as a percentage of an eligible participant’s eligible earnings. These contributions are subject to a two year vesting schedule at which point they become 100% vested.

(b)	Payment of Benefits

On termination of service due to death, disability, retirement or termination of service for other reasons, a participant or beneficiary may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in their account, or a direct rollover into an eligible retirement plan, as defined. Qualified retirees are also given the option of partial distributions, with such distributions limited to four per calendar year. The Plan also provides for in-service and hardship withdrawals. A participant may request a withdrawal of all or part of their after-tax, rollover and vested ENEC contributions at any time. Upon obtaining the age of 59 ½, a participant may request a withdrawal of all or a portion of the value of their vested account. Hardship withdrawals are allowed at any time for certain financial needs, as defined. Account balances invested in the ESOP may be received in the form of shares of Company common stock.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions and Plan earnings or losses, and is charged with an allocation of asset management fees and certain other recordkeeping expenses. Allocations are based upon participant contributions or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

5

First horizon National corporation savings plan

Notes to Financial Statements

December 31, 2012 and 2011

(1)	Plan Description (continued)

(d)	Vesting

Participants are vested immediately in their contributions, the Company matching contributions and the Company savings contributions, plus actual earnings thereon. Vesting in the ENEC portion of their accounts is based on years of continuous service. ENEC contributions are subject to a two year vesting schedule at which point the contributions become 100% vested.

(e)	Forfeited accounts

At December 31, 2012 forfeited nonvested accounts totaled $126,095, including $41,570 of forfeitures from the 2012 plan year. Forfeited amounts may be reallocated to eligible participants based upon eligible compensation as defined by the plan agreement, used to offset employer contributions, be applied to restore participant’s non-vested account upon timely exercise of a buy-back right, or be applied towards expenses of administration of the plan or its related trust.

(f)	Participant Notes Receivable

Active employee participants may borrow from their accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their vested account balance. General purpose loan terms range from 6 to 60 months and primary residence loan terms range from 6 to 120 months. The loans are secured by the balance in the participant’s account. Interest rates are set quarterly based on the interest rate on the 15th day of the month preceding the new quarter and is based on the prime rate as published in the Wall Street Journal. At December 31, 2012 interest rates ranged from 3.25% to 8.25%. Principal and interest is paid ratably through payroll deductions. Prior to April 1, 2009 participants could have up to 3 loans outstanding at one time. After April 1, 2009 up to two loans may be outstanding at one time, but participants can have only one general purpose loan and one primary residence loan per calendar year. Participants who rolled over three outstanding loans prior to April 1, 2009 will be allowed to keep the outstanding loans.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting, with the exception of benefit payments which are recorded when paid.

As described in Accounting Standard Codification 962 (“ASC 962”), formerly known as Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investments in fully benefit-responsive investment contracts are required to be presented at fair value. However, contract value is the relevant

6

First horizon National corporation savings plan

Notes to Financial Statements

December 31, 2012 and 2011

(2)	Summary of Significant Accounting Policies (continued)

measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in fully benefit responsive contracts in the stable value fund. As required by ASC 962, the accompanying Statements of Net Assets Available for Benefits present the fair value of the investments in the stable value fund as well as the adjustment to contract value relating to the investment contracts. The accompanying Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

Investments in mutual funds are recorded at fair value based on the funds’ reported closing net asset values as of the last business day of the year. The mutual funds held by the plan are deemed to be actively traded. Investments in money market funds are stated at fair value based on the closing net asset value of shares held by the Plan at year end. The investment in the stable value fund is stated at contract value as determined by the issuer based on the cost of the underlying investments in guaranteed investment contracts plus accrued interest income less amounts withdrawn to pay benefits. The fair value of the stable value fund is based on discounting the related cash flows of the underlying guaranteed investment contracts based on current yields of similar instruments with comparable durations. The investments in other common/collective trust funds are valued at the closing net asset values determined by the trustees of such funds based upon the fair value of the underlying securities held by a fund less its liabilities. Investments in common stocks are valued at the last reported sales price on the active market on which the individual securities are traded on the last business day of the year. U.S. government agency securities are valued at the mean of the bid and ask prices on the last business day of the year. Investments held in the self-directed brokerage account constitute of a broad array of stocks, mutual funds, money market funds, and partnerships/joint venture interests. Fair values of these investments are determined based on evaluated prices using observable, market-based inputs such as data from Interactive Data. There were no changes in the valuation methodologies used at December 31, 2012 and 2011.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or future fair values. Furthermore, although plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

7

First horizon National corporation savings plan

Notes to Financial Statements

December 31, 2012 and 2011

(2)	Summary of Significant Accounting Policies (continued)

Investment transactions are recorded on a trade-date basis. Interest income is recorded on the accrual basis and is recognized when earned. Dividend income is accrued on the ex-dividend date. Realized gains and losses from investment transactions are reported on the average cost method. Investment income includes unrealized appreciation and depreciation of investments.

Pursuant to the Plan document, certain retirees are allowed to segregate and direct the investment of their accounts and defer payment of benefits. These investments are individually valued according to the accounts and are presented in a single line item in the financial statements.

Effective July 1, 2011, the Plan also made available to plan participants a self-directed brokerage account, in which participants may invest in a broad array of stocks, mutual funds, money market funds, and partnership/joint venture interests.

(d)	Contributions

Participant and Employer contributions are recognized when earned. Rollovers are recognized when approved by the Plan Sponsor.

(e)	Benefit Payments

Benefits paid to participants or beneficiaries are recognized when paid.

(f)	Administrative Expenses

Administrative expenses are recognized when incurred.

(g)	Participant Notes Receivable

Notes receivable from participants are measured at their unpaid principal balances plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan agreement.

(h)	Recent Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04). ASU 2011-04 amended Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in U.S. generally accepted accounting principles and International Financial Reporting Standards. Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are

8

First horizon National corporation savings plan

Notes to Financial Statements

December 31, 2012 and 2011

(2)	Summary of Significant Accounting Policies (continued)

effective for annual periods beginning after December 15, 2011. Adoption of this guidance did not have an impact on the Plan’s financial statements.

(3)	Risks and Uncertainties

Investment securities, including First Horizon National Corporation common stock, are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in their fair values could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

(4)	Concentration of participant investments

The Plan has a significant portion of its assets invested in First Horizon National Corporation common stock. This investment in First Horizon National Corporation common stock approximates 28% of the Plan’s net assets available for benefits as of December 31, 2012.

(5)	Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, the Plan provides that all affected participants’ interests will become fully vested and nonforfeitable.

(6)	Tax Status of Plan

The Internal Revenue Service (IRS) has determined and informed the Plan Sponsor by a letter dated July 23, 2012, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receipt of such letter; however, the Plan’s management believes that the Plan remains in compliance with the applicable requirements of the IRC. Management is unaware of any course of action or series of events that have occurred that might adversely affect the Plan’s qualified status.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to December 31, 2009.

9

First horizon National corporation savings plan

Notes to Financial Statements

December 31, 2012 and 2011

(7)	Related Party Transactions

Certain plan investments are shares of First Horizon National Corporation common stock and mutual funds and common collective trust funds managed by Wilmington Trust Company. First Horizon National Corporation is the Plan sponsor and Wilmington Trust Company is the trustee and custodian and, therefore, these transactions qualify as party-in-interest transactions.

The Company also provides the Plan with certain management and administrative services for which no fees are charged.

(8)	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets at December 31, 2012 and 2011:

	2012	2011

First Horizon National Corporation – common stock	$103,828,076	$91,504,126
Blackrock S&P 500 Index Fund	44,896,052	40,643,774
Royce Premier Fund	40,615,402	40,828,374
Dodge & Cox Balanced Fund	29,881,365	27,074,008
Thornburg Int’l Value Fund – R5	25,951,509	24,687,889
Invesco Stable Value Fund	25,761,922	26,858,242
Goldman Sachs Financial Square – money market fund	20,918,449	19,660,714

For the year ended December 31, 2012, the Plan’s investments, including gains and losses on investments bought and sold as well as held during the year, appreciated in value by $ 41,486,609, as follows:

2012
First Horizon National Corporation – common stock fund	$20,820,489
Common stock	81,957
Common/collective trust funds	9,158,938
Mutual funds/money market funds	11,412,634
Partnerships/joint venture	(12,370)
Segregated participant investments	24,961
$41,486,609
10

First horizon National corporation savings plan

Notes to Financial Statements

December 31, 2012 and 2011

(9)	Fully Benefit Responsive Investments

The Plan invests in the Invesco Stable Value Trust which is a collective trust fund in the Institutional Retirement Trust. The Trust’s primary investment objectives are to provide preservation of principal, maintain a stable interest rate, and provide daily liquidity at contract value for participant withdrawals and transfers. The Trust holds synthetic guaranteed investment contracts (GIC’s). The GIC’s are portfolios of securities owned by the Trust with wrap contracts associated with the portfolios. The fair value of wrap contracts is determined by Invesco National Trust Company based on issuer ratings determined by reference to credit ratings published by ratings agencies and on the change in the present value of the contract’s replacement cost. The contract value is generally equal to the principal amounts invested in the underlying investments, plus interest accrued at a crediting rate established under the contract, less any adjustment for withdrawals.

The crediting rate on the wrap contracts is accrued daily under the trust’s wrap agreements and is the product of the contract value of the wrap agreements multiplied by the crediting rate as determined pursuant to the wrap agreement. The wrapper contract provides that the adjustments to the interest crediting rate will not result in an interest crediting rate that is less than zero. Wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis according to each contract.

In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, the employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. Management of the trust believes it is not probable that such events would be of sufficient magnitude to limit the ability of the trust to transact at contract value with the participants in the trust.

The average yield of the stable value fund was 0.884% for 2012 and 1.231% for 2011 and the crediting interest rate was 1.816% for 2012 and 1.990% for 2011.

(10)	Fair Value Measurements

ASC 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

11

First horizon National corporation savings plan

Notes to Financial Statements

December 31, 2012 and 2011

(10)	Fair Value Measurements (continued)

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
•	quoted prices for similar assets or liabilities in active markets;
•	quoted prices for identical or similar assets or liabilities in inactive markets;
•	inputs other than quoted prices that are observable for the asset or liability;
•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2012:

12

First horizon National corporation savings plan

Notes to Financial Statements

December 31, 2012 and 2011

(10)	Fair Value Measurements (continued)

	Investments at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual funds
Balanced Fund	$29,881,365	$—	$—	$29,881,365
Large Cap Funds	11,208,189	—	—	11,208,189
Small Cap Funds	40,615,402	—	—	40,615,402
Fixed Income Funds	16,071,700	—	—	16,071,700
International Funds	25,951,509	—	—	25,951,509
Growth Funds	7,359,743	—	—	7,359,743
Total mutual funds	131,087,908	—	—	131,087,908
Common stocks
Banking/financial services	103,828,076	—	—	103,828,076
Other	1,118,237	—	—	1,118,237
Total common stocks	104,946,313	—	—	104,946,313

Money market funds	22,957,002	—	—	22,957,002
Common/collective trust funds
Index Funds	—	71,057,718	—	71,057,718
Stable Value Funds	—	25,761,922	—	25,761,922
Total common/collective trust funds	—	96,819,640	—	96,819,640
Self directed brokerage window
Short-term investments	1,410,852	—	—	1,410,852
Common stock	2,198,566	—	—	2,198,566
Mutual funds	2,142,866	—	—	2,142,866
Partnerships	159,829	—	—	159,829
Total self directed brokerage window	5,912,113	—	—	5,912,113

	$264,903,336	$96,819,640	$—	$361,722,976
13

First horizon National corporation savings plan

Notes to Financial Statements

December 31, 2012 and 2011

(10)	Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2011:

	Investments at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds
Balanced Fund	$27,074,008	$—	$—	$27,074,008
Large Cap Funds	7,990,575	—	—	7,990,575
Small Cap Funds	40,828,374	—	—	40,828,374
Fixed Income Funds	15,979,325	—	—	15,979,325
International Funds	24,687,889	—	—	24,687,889
Growth Funds	6,395,211	—	—	6,395,211
Total mutual funds	122,955,382	—	—	122,955,382
Common stocks
Banking/financial services	91,504,126	—	—	91,504,126
Other	1,174,677	—	—	1,174,677
Total common stocks	92,678,803	—	—	92,678,803
U.S. government securities	—	72,196	—	72,196
Money market funds	21,631,606	—	—	21,631,606
Common/collective trust funds
Index Funds	—	58,934,550	—	58,934,550
Stable Value Funds	—	26,858,242	—	26,858,242
Total common/collective trust funds	—	85,792,792	—	85,792,792
Self directed brokerage window
Short-term investments	635,775	—	—	635,775
Common stock	679,191	—	—	679,191
Mutual funds	654,276	—	—	654,276
Partnerships	36,075	—	—	36,075
Total self directed brokerage window	2,005,317	—	—	2,005,317

	$239,271,108	$85,864,988	$—	$325,136,096

(11)	Benefits Payable

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan, but have not been paid as of December 31, 2012 or 2011. Plan assets allocated to these participants were $624,835 for 2012 and $87,639 for 2011.

14

First horizon National corporation savings plan

Notes to Financial Statements

December 31, 2012 and 2011

(12)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 expected to be filed for 2012:

	2012	2011

Net assets available for benefits per the financial statements	$369,180,332	$332,730,930
Less: Benefit payable	(624,835)	(87,639)
Add: Adjustment to contract value	1,035,704	885,508
Net assets available for benefits per the Form 5500	$369,591,201	$333,528,799

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 expected to be filed for 2012:

2012

Benefits paid to participants per the financial statements	$38,541,545
Less: accrual for prior year	(87,639)
Add: accrual for current year	624,835
Benefits paid to participants per the Form 5500	$39,078,741

The following is a reconciliation of the total increase (decrease) in net assets of the plan per the financial statements to the Form 5500 expected to be filed for 2012:

2012

Total increase in assets per the financial statements	$36,449,402
Cumulative adjustment to contract value	150,196
Cumulative benefits payable	(537,196)
Net income (loss) per the Form 5500	$36,062,402

(13)	Subsequent Events Evaluation

Effective January 1, 2013, The Savings Plan company match doubled for all eligible employees. For every dollar contributed to the plan (pre-tax and/or Roth), up to 6 percent of a participant’s eligible earnings will be matched 100 percent.

All employees hired on or after January 1, 2013, are now subject to a three-year vesting schedule for the company match at which point the contributions become 100 percent vested.

Effective January 1, 2013, upon the freeze of the Company’s qualified pension plan, all employees not participating in a regular bonus program provided by the company are eligible to participate in the ENEC program, assuming contributions are made.

15

First horizon National corporation savings plan

Notes to Financial Statements

December 31, 2012 and 2011

(13)	Subsequent Events Evaluation (continued)

Effective January 1, 2013, the company match follows the participant’s current investment elections and is no longer invested into company stock.

In accordance with ASC 855, Subsequent Events, Plan management has evaluated events that have occurred subsequent to the year ended December 31, 2012.

16

FIRST HORIZON NATIONAL CORPORATION SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Plan Number: 002

EIN: 62-0803242

December 31, 2012

(a)	(b)	(c)	(e)
		Description of investment
		including maturity date,
	Identity of issue, borrower,	rate of interest, collateral,	Current
	lessor, or similar party	par, or maturity value	value

*	Wilmington Prime Money Market Fund W Class	Money market fund	$1,914,780
	Goldman Sachs Financial Square Government	Money market fund	20,918,449
		Total money market funds	22,833,229

	First Horizon Self Directed Brokerage Account	Self-Directed Brokerage Account	5,912,113

	Invesco Stable Value Fund	Common/collective - stable value fund	25,761,922

	Barclays Global Life Path Index 2015 Fund	Common/collective trust fund	3,048,002
	Barclays Global Life Path Index 2020 Fund	Common/collective trust fund	3,986,863
	Barclays Global Life Path Index 2025 Fund	Common/collective trust fund	3,566,538
	Barclays Global Life Path Index 2030 Fund	Common/collective trust fund	2,552,302
	Barclays Global Life Path Index 2035 Fund	Common/collective trust fund	1,789,080
	Barclays Global Life Path Index 2040 Fund	Common/collective trust fund	1,747,187
	Barclays Global Life Path Index 2045 Fund	Common/collective trust fund	1,764,765
	Barclays Global Life Path Index Retirement	Common/collective trust fund	2,494,094
	Blackrock Aggregate Bond Index Fund	Common/collective trust fund	3,304,389
	Blackrock MSCI ACWI EX US Fund	Common/collective trust fund	817,666
	Blackrock Russell 2000 Index Fund	Common/collective trust fund	1,090,780
	Blackrock S&P 500 Index Fund	Common/collective trust fund	44,896,052
		Total common/collective trust funds	71,057,718

	Dodge & Cox Balanced Fund	Mutual fund	29,881,365
	T Rowe Price Institution Large Cap Value Fd	Mutual fund	6,786,809
	Mainstay Large Cap Growth Fund	Mutual fund	4,421,380
	Royce Premier Fund	Mutual fund	40,615,402
	Goldman Sachs Core Fixed Income	Mutual fund	16,071,700
	Lord Abbett Developing Growth Fund Inc	Mutual fund	7,359,743
	Thornburg Intl Value Fund-R5	Mutual fund	25,951,509
		Total mutual funds	131,087,908

*	First Horizon National Corporation	First Horizon National Corporation common stock fund, 11,386,989.82 units	103,828,076

*	Participant Loans	Loan fund, interest rates ranging from 3.25% to 8.25%, collateralized by participants’ right, title and interest in and to the Plan	7,672,867

	Segregated participant investments:

	Fidelity Inst’l Govt Portfolio	Money market fund	123,773

	Exxon Mobil Corporation	Corporate stock, 10,856 shares	939,587
	Murphy Oil Corporation	Corporate stock, 3,000 shares	178,650
		Total corporate stock	1,118,237

			$369,395,843

* Indicates party-in-interest to the Plan.

See accompanying report of independent registered public accounting firm.

17

EXHIBITS

The following documents are filed as exhibits to this Form 11-K:

1.	Consent of Independent Registered Public Accounting Firm [Mayer Hoffman McCann PC].

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension, Savings and Flexible Plan Committee of the First Horizon National Corporation Savings Plan (“Plan”) has duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

FIRST HORIZON NATIONAL CORPORATION SAVINGS PLAN

Date: June 27, 2013	By:	/s/ Tanya L. Hart
Tanya L. Hart
Senior Vice President – Executive Compensation Manager and Member of the Pension, Savings and Flexible Compensation Committee

EXHIBIT INDEX

No.	Description

23.1	Consent of Independent Registered Public Accounting Firm
[Mayer Hoffman McCann PC]